UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Río Danubio 51

Col. Cuauhtémoc

Mexico City, Mexico 06500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TIENDAS 3B ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING

Mexico City, Mexico, February 8, 2024 – BBB Foods Inc. (“Tiendas 3B”) announces the pricing of its initial public offering of 33,660,589 Class A common shares at a price to the public of $17.50, inclusive of 5,610,098 Class A common shares to be sold by selling shareholders. The Class A common shares are expected to begin trading on the New York Stock Exchange on February 9, 2024 under the symbol “TBBB.” The offering is expected to settle on February 13, 2024, subject to customary closing conditions.

In connection with the offering, the selling shareholders have granted the underwriters a 30-day option to purchase up to 5,049,088 Class A common shares at the initial public offering price.

Tiendas 3B intends to use the net proceeds from the offering to repay in full its outstanding promissory notes and convertible notes as well as for general corporate purposes.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission (“SEC”). Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the prospectus may be obtained from: J.P. Morgan Securities LLC, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by toll free telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com; Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by email at prospectus@morganstanley.com; BofA Securities, Inc., Attn: Prospectus Department, 201 North Tryon Street, Charlotte, NC 28255-0001, by email to dg.prospectus_requests@bofa.com; Scotia Capital (USA) Inc., Attn: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, NY, 10281, by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com; or UBS Securities LLC, Attn: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019 by toll free telephone at (888) 827-7275 or by email at ol-prospectus-request@ubs.com.

Investor Relations Contact:

Eduardo Pizzuto, CFO ir@tiendas3b.com
Tel: +52 55 1102-1200

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2024

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
Name:	Eduardo Pizzuto
Title:	Chief Financial Officer and Investor Relations Officer